METALLA ROYALTY & STREAMING LTD

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

MAY 31, 2019

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Metalla Royalty & Streaming Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Metalla Royalty & Streaming Ltd. (the Company), which comprise the consolidated statement of financial position as of May 31, 2019, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2019, and the results of its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting policies for revenue and financial instruments as of June 1, 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s//  KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2017.

Vancouver, Canada

September 26, 2019

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Metalla Royalty & Streaming Ltd.

We have audited the accompanying consolidated financial statements of Metalla Royalty & Streaming Ltd., which comprise the consolidated statement of financial position as at May 31, 2018, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB"), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Metalla Royalty & Streaming Ltd. as at May 31, 2018, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the IASB.

//s//  KPMG LLP

Chartered Professional Accountants

September 26, 2018

Vancouver, Canada

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	May 31	May 31
	2019	2018
ASSETS
Current assets
Cash	$4,603,062	$4,817,357
Trade receivables and other (Note 3)	669,174	380,421
Total current assets	5,272,236	5,197,778
Non-current assets
Royalty, stream, and other interests (Note 4)	56,260,383	17,030,963
Investment in Silverback (Note 5)	2,191,433	2,412,873
Total non-current assets	58,451,816	19,443,836
TOTAL ASSETS	$63,724,052	$24,641,614

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables (Note 6)	$1,610,462	$357,006
Loans payable (Note 7)	2,798,975	178,980
Total current liabilities	4,409,437	535,986
Non-current liabilities
Loans payable (Note 7)	-	8,652,673
Deferred income tax liabilities (Note 8)	145,221	197,314
Total non-current liabilities	145,221	8,849,987
Total liabilities	4,554,658	9,385,973
EQUITY
Share capital (Note 9)	83,058,255	35,859,181
Reserves	7,396,376	6,424,470
Deficit	(31,285,237)	(27,028,010)
Total equity	59,169,394	15,255,641
TOTAL LIABILITIES AND EQUITY	$63,724,052	$24,641,614

Commitments (Note 13)
Events after the reporting date (Note 14)

These consolidated financial statements were authorized for issuance by the Board of Directors on September 26, 2019.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	May 31	May 31
	2019	2018
Revenue from stream interest	$7,852,661	$7,368,331
Cost of sales, excluding depletion	(2,998,947)	(2,932,761)
Depletion on stream interest (Note 4)	(2,415,942)	(3,689,838)
Gross profit	2,437,772	745,732
General and administrative expenses	(2,802,556)	(1,751,345)
Share-based payments (Note 9)	(1,084,471)	(832,746)
Loss from operations	(1,449,255)	(1,838,359)
Share of net income of Silverback (Note 5)	92,843	168,778
Interest expense (Note 7)	(489,458)	(356,798)
Other expenses	(46,396)	(3,776)
Foreign exchange loss	(194,792)	(334,287)
Loss before income taxes	(2,087,058)	(2,364,442)
Current income tax expense (Note 8)	(408,524)	-
Deferred income tax recovery (expense) (Note 8)	52,093	(197,314)
Net loss	$(2,443,489)	$(2,561,756)

Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	262,819	269,681
Other comprehensive income	262,819	269,681
Total comprehensive loss	$(2,180,670)	$(2,292,075)

Earnings (loss) per share - basic and diluted	$(0.02)	$(0.04)
Weighted average number of shares outstanding - basic and diluted	102,819,543	71,289,880

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	May 31	May 31
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,443,489)	$(2,561,756)
Items not affecting cash:
Share of net income of Silverback	(92,843)	(168,778)
Depletion on stream interest	2,415,942	3,689,838
Interest expense	489,458	356,798
Share-based payments	1,084,471	832,746
Deferred income tax expense	(52,093)	197,314
Unrealized foreign exchange effect	126,511	149,359
	1,527,957	2,495,521
Changes in non-cash working capital items:
Trade receivables and other	(249,080)	447,791
Trade and other payables	1,007,794	(124,281)
Net cash provided by operating activities	2,286,671	2,819,031

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests, net (Note 4)	(13,458,638)	(869,244)
Recoveries from royalty and stream interests (Note 4)	105,273	240,296
Dividend received from Silverback (Note 5)	314,285	314,433
Net cash used in investing activities	(13,039,080)	(314,515)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements, net	6,381,927	-
Proceeds from exercise of stock options	48,000	386,000
Proceeds from exercise of share purchase warrants	5,224,900	1,277,775
Dividend paid	(1,813,738)	(374,278)
Proceeds from loans payable, net	2,554,721	-
Repayment of loan principal	(1,566,939)	-
Interest paid	(377,837)	(188,762)
Net cash provided by financing activities	10,451,034	1,100,735

Effect of exchange rate changes on cash	87,080	(4,544)

Change in cash	(214,295)	3,600,707
Cash, beginning of year	4,817,357	1,216,650
Cash, end of year	$4,603,062	$4,817,357

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2017	56,885,215	$25,551,508	$6,110,780	$(24,091,976)	$7,570,312
Acquisition of royalty interests	14,546,597	7,855,161	-	-	7,855,161
Exercise of stock options	1,333,333	792,840	(406,840)	-	386,000
Exercise of share purchase and finder's warrants	2,624,834	1,630,872	(353,097)	-	1,277,775
Share-based payments	-	-	803,946	-	803,946
Restricted share units vested	48,000	28,800	-	-	28,800
Foreign currency translation adjustment	-	-	269,681	-	269,681
Dividend paid	-	-	-	(374,278)	(374,278)
Loss for the year	-	-	-	(2,561,756)	(2,561,756)
Balance as at May 31, 2018	75,437,979	$35,859,181	$6,424,470	$(27,028,010)	$15,255,641
Private placements and share issuances	8,748,808	6,423,933	400,137	-	6,824,070
Share issue costs	-	(442,143)	-	-	(442,143)
Share issue costs, finder's warrants	-	(90,769)	90,769	-	-
Acquisition of royalty and other interests	30,621,102	27,064,436	801,345	-	27,865,781
Conversion on loan payable (Note 7)	9,229,644	7,199,123	-	-	7,199,123
Exercise of stock options	133,333	74,892	(26,892)	-	48,000
Exercise of share purchase and finder's warrants	8,168,011	6,802,702	(1,577,802)	-	5,224,900
Share-based payments	-	-	917,571	-	917,571
Restricted share units vested	214,000	166,900	-	-	166,900
Warrants issued for loans payable (Note 7)	-	-	103,959	-	103,959
Foreign currency translation adjustment	-	-	262,819	-	262,819
Dividend paid	-	-	-	(1,813,738)	(1,813,738)
Loss for the year	-	-	-	(2,443,489)	(2,443,489)
Balance as at May 31, 2019	132,552,877	$83,058,255	$7,396,376	$(31,285,237)	$59,169,394

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

1.	NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, who engages in the acquisition and management of precious metal royalties, streams, and similar production- based interests. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $31,285,237 as at May 31, 2019 (2018 - $27,028,010) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company’s ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance and cash flows from operating activities will be sufficient to fund the operations of the Company for fiscal 2020.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

The consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Accounting standards adopted during the year

Revenue recognition

Effective June 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at June 1, 2018. The details of the accounting policy changes are described below.

Revenue is comprised of revenue earned in the period from royalty and mineral stream interests. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities. For the Company’s royalty and stream interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the related property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty or stream agreement.

In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known. Under the terms of certain royalty and stream agreements, revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Accounting standards adopted during the year (cont’d…)

Financial instruments

Effective June 1, 2018, the Company has adopted IFRS 9 Financial Instruments (“IFRS 9”). Prior periods were not restated, and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 12, there were no quantitative impacts from adoption. The details of the accounting policy changes are described below.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available for sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•

Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost. The Company completed an assessment of its financial instruments as at June 1, 2018.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Accounting standards adopted during the year (cont’d…)

Financial instruments (cont’d…)

The following table shows the original measurement under IAS 39 and the new categories under IFRS 9:

	IAS 39	IFRS 9
Financial assets
Cash	Loans and receivables	Amortized costs
Receviables from provisional sales	FVTPL	FVTPL
Financial liabilities
Trade payable and accrued liabilities	Loans and receivables	Amortized costs
Loan payable	Loans and receivables	Amortized costs

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. For its trade receivables from provisional sales, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade receivables from provisional sales.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Principles of consolidation

These consolidated financial statements include the accounts of the parent company and its subsidiaries after eliminating intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The Company’s wholly-owned subsidiaries include MTA Royalty & Streaming Pty Ltd. (Australia), Metalla SA (Argentina), ValGold Resources Ltd. (Canada), Royalty & Streaming Mexico SA de CV Pty Ltd. (Mexico), High Stream Corp. (USA), MTA Canada Royalty Corp. (Canada), and Metalla SEZC (Cayman Islands).

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currency translation

These consolidated financial statements are expressed in Canadian dollars. The functional currency of the Company and each of its subsidiaries is the Canadian dollar, which is the currency of the primary economic environment in which the entity operates, with the exception of MTA Royalty & Streaming Pty Ltd., being the United States (“US”) dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment. These consolidated financial statements are presented in Canadian dollars, unless otherwise noted.

Transactions in currencies other than the functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.

On translation of the entity whose functional currency is the US dollars, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

Royalty, stream, and other interests

Royalty, stream, and other interests consist of acquired royalty, stream, and other interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific royalty or stream asset are expensed in the period incurred.

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest and is recorded as an exploration asset on the acquisition date. The carrying value of the exploration potential is accounted for in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources (“IFRS 6”) and is not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is accounted for in accordance with IAS 16 Property, Plant and Equipment (“IAS 16”). Upon demonstration of the technical and commercial feasibility of a project and a development decision, the carrying value related to that project is subject to an impairment test and is reclassified in accordance with IAS 16.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Investments in associates

Companies over which the Company has significant influence are determined to be associates and accounted for using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received. The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and if the event or events have an impact on the estimated future cash flow of the investment that can be estimated. Objective evidence of impairment of an equity investment includes:

•	Significant financial difficulty of the associated companies;
•	Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
•	National or local economic conditions that correlate with defaults of the associated companies.

Impairment of non-financial assets

The carrying amounts of non-financial assets, excluding deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit (“CGU”) level.

On an annual basis, the Company evaluates the carrying amounts of CGUs to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of a CGU to its carrying amount. This evaluation is performed more frequently if there is an indication that a CGU may be impaired.

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to GCUs, impairment loses are allocated to reduce the carrying amounts of the assets of the GCU on a pro-rata basis. The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the Company’s royalty, stream, and other production-based interests, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (a) net present value of estimated future cash flows; (b) dollar value per ounce or pound of reserve/resource; (c) cash-flow multiples; and/or (d) market capitalization of comparable assets.

Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Share capital

Common shares issued for non-monetary consideration are recorded at their fair value based on closing price on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

The proceeds from the issue of units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values. The fair value of the common shares is based on the market closing price on the date of issuance and the fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Earnings (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share-based payments

The Company grants stock options and restricted share units (“RSUs”) to directors, officers, employees and consultants to acquire common shares of the Company. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer (“CEO”).

The Company operates in a single segment, the acquisition and management of precious metal royalties, streams, and similar production-based interests. In addition, the Company has corporate activities, which include the evaluation and acquisition of new precious metal royalties, streams, and similar production-based interests, treasury and finance, regulatory reporting, and corporate administration.

Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below. The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

a)	Royalty interests

The Company holds royalty interests in production stage mineral properties. The royalty interests are recorded initially at their costs and are being depleted using the units of production basis over the expected life of the related mineral property, which is determined using available estimates of future metal prices and future production. Proven and probable reserves and future production plans associated with the royalty interests as determined by the operators impact the measurement of the respective assets. These estimates affect the depletion of the royalty interests and the assessment of the recoverability of the carrying value of the royalty interests.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s royalty interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its royalty interests. Internal sources of information that management considers include the indications of economic performance of the assets.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Critical accounting estimates and judgments (cont’d…)

In determining the recoverable amounts of the Company’s royalty interests, management makes estimates of the discounted net cash flows expected to be derived from the Company’s royalty interests, costs of disposal, and the appropriate discount rates and discount multiples that apply to the specific asset. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s royalty interests.

	b)	Estimation of depletion

The Company’s royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Accounting pronouncements not yet effective

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and the Company has elected to apply the standard retrospectively. The Company is currently completing its assessment of the new standard, but it is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2017, the IASB issued IFRS Interpretations Committee Interpretation 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12 Income Taxes. IFRIC 23 becomes effective June 1, 2019 and is to be applied retrospectively. The Company is currently assessing the impact on its consolidated financial statements.

3.	TRADE RECEIVABLES AND OTHER

	May 31	May 31
	2019	2018
Trade receivables	$129,960	$217,054
GST recoverable	195,350	35,648
Prepaid expenses and deposits	343,864	127,719
	$669,174	$380,421

As at May 31, 2019 and 2018, the Company did not have any trade receivables that were past due. The Company’s allowance for doubtful accounts as at May 31, 2019 and 2018 was $Nil.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

4.	ROYALTY, STREAM, AND OTHER INTERESTS

	Coeur	Alamos	Other
	stream and	royalty	royalty
	royalty interests	interests	interests	Total
As at May 31, 2017	$-	$-	$2,759,645	$2,759,645
Matamec acquisitions	-	-	1,513,728	1,513,728
Coeur acquisitions	15,965,335	-	-	15,965,335
Akasaba West acquisition		-	261,753	261,753
Other acquisition costs	13,203	-	6,059	19,262
Depletion	(3,689,838)	-	-	(3,689,838)
Recoveries	(240,296)	-	-	(240,296)
Currency translation adjustments	441,374	-	-	441,374
As at May 31, 2018	12,489,778	-	4,541,185	17,030,963
Alamos acquisitions	-	9,960,221	-	9,960,221
ValGold acquisitions	-	-	8,217,300	8,217,300
Santa Gertrudis acquisitons	-	-	15,108,224	15,108,224
COSE acquisitions	-	-	2,093,218	2,093,218
15 Mile Stream acquisitions	-	-	5,691,629	5,691,629
Other additions	107,998	-	351,818	459,816
Depletion	(2,415,942)	-	-	(2,415,942)
Recoveries	(105,273)	-	-	(105,273)
Currency translation adjustments	220,227	-	-	220,227
As at May 31, 2019	$10,296,788	$9,960,221	$36,003,374	$56,260,383

Historical costs	$16,402,568	$9,960,221	$36,003,374	$62,366,163
Accumulated depletion	$(6,105,780)	$-	$-	$(6,105,780)

For transactions prior to the comparative reporting period, please refer to the Company’s past audited financial statements on SEDAR at www.sedar.com.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

4.	ROYALTY, STREAM, AND OTHER INTERESTS (cont’d…)

Alamos acquisitions

In April 2019, the Company entered into a purchase and sale agreement to acquire a portfolio eighteen of net smelter return (“NSR”) royalties and options to acquire NSR royalties from Alamos Gold Inc. and its affiliates (collectively, “Alamos”) for total consideration of US$8,240,000 payable in common shares of the Company. As at the reporting date, the Company completed the acquisition and issued 8,219,009 common shares (valued at $1.16 per share on April 16, 2019). The Company incurred $426,171 of acquisition costs. The aggregate purchase price of $9,960,221 is allocated to each component based on its proportionate fair value within the portfolio of assets acquired. The Company acquired the following key non-current assets:

Wasamac

A 1.5% NSR royalty payable by Monarch Gold Corp. (“Monarch Gold”) on the claims for the Wasamac gold project located in Quebec, Canada.

El Realito

The Company acquired a 2.0% NSR royalty payable by Agnico Eagle on the claims for the El Realito mineralized system located in Sonora, Mexico. The NSR royalty is subject to a buy back option where the operator may purchase half of the NSR royalty (being 1%) for US$4,000,000. In addition, the operator had a right of first refusal (“ROFR”) to purchase the entire NSR royalty for US$5,000,000 during the ROFR period, which expired subsequent to year-end.

La Fortuna option

The Company was granted a two-year option to acquire a 1.0% NSR royalty payable by Minera Alamos Inc. (“Minera Alamos”) on the La Fortuna project located in Durango, Mexico for US$1,000,000. The upfront option payment of US$400,000 was paid by common shares of the Company, with an additional US$600,000 due upon the exercising of the option. The upfront option payment made is fully refundable if the Company does not exercise within two years.

Subsequent to May 31, 2019, the Company and Alamos amended the purchase and sale agreement to remove one NSR royalty and include the purchase of an additional NSR royalty for common shares of the Company.

15 Mile Stream acquisition

In February 2019, the Company entered into a purchase and sale agreement to acquire a 1.0% NSR royalty on Atlantic Gold Corporation’s 15 Mile Stream project for US$4,000,000, which included $2,920,720 or US$2,200,000 in cash and 2,619,000 common shares (valued at $1.04 per share on February 12, 2019). The Company incurred $53,309 in acquisition costs. This NSR royalty is in connection with two claims which covers the Egerton-Maclean, Hudson, 149 East Zone, and the majority of the Plenty deposit, which collectively comprise the 15 Mile Stream project located in Nova Scotia, Canada. This NSR royalty covers all metals minded or otherwise recovered from the 15 Mile Stream project. Atlantic Gold was subsequently acquired by St. Barbara Ltd. (“St. Barbara”).

Dufferin East acquisition

In January 2019, the Company acquired a 1.0% NSR royalty for $315,000 in cash on the Dufferin East project located in Nova Scotia, Canada, which is operated by Resource Capital Gold Corp. The Company incurred $24,246 of acquisition costs.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

4.	ROYALTY, STREAM, AND OTHER INTERESTS (cont’d…)

Cap-Oeste Sur East acquisition

In December 2018, the Company entered into a definitive agreement to acquire a 1.5% NSR royalty for $2,014,065 or US$1,500,000 in cash from Patagonia Gold S.A. (“Patagonia Gold”). The Company incurred $79,153 of acquisition costs. This NSR royalty is in connection with certain mining rights located on the Cap-Oeste Sur East (the “COSE”) property located in the province of Santa Cruz, Argentina and includes a NSR on all products mined or otherwise recovered from the COSE property, which is a gold and silver project that is 100%-owned by Minera Triton Argentina S.A., a wholly-owned subsidiary of Pan American Silver Corp. This agreement also includes a right of first refusal in favour of Metalla to acquire a future NSR royalty that may be granted by, or received by, the Patagonia Gold (or its affiliate) on its Cap-Oeste mine.

Santa Gertrudis acquisitions

In November 2018, the Company entered into a purchase and sale agreement to acquire a 2.0% NSR royalty payable by Agnico Eagle Mines Limited (“Agnico”) on the Santa Gertrudis gold property in Sonora, Mexico from GoGold Resources Inc. (“GoGold”) for $15,108,224 or US$12,000,000. Agnico has a right to repurchase 1% portion of this NSR royalty for US$7,500,000. The Company paid $7,863,540 or US$6,000,000 in cash and GoGold exercised its right to take half of the purchase price in 10,123,077 common shares of the Company (valued at $0.71 per share on November 7, 2018). The Company incurred $63,240 of acquisition costs.

ValGold acquisition

In July 2018, the Company completed its plan of arrangement to acquire all outstanding common shares of ValGold Resources Ltd. (“ValGold”), who held two NSR royalties and an exploration and evaluation project. Under the terms of arrangement, shareholders of ValGold received 0.1667 common shares of the Company for each ValGold common share held (the “Exchange Ratio”). On the closing date:

•	the Company issued 9,659,926 common shares (valued at $0.79 per share on July 31, 2018) in exchange for common shares and in-the-money stock options of ValGold; and
•	share purchase warrants of ValGold outstanding remained exercisable to acquire up to 2,616,831 common shares of the Company at $0.60 (Note 9).

The purchase price allocation for the ValGold acquisitions is as follow:

Considerations paid:
Common shares issued	$7,631,342
Reserve for ValGold share purchase warrants	801,345
Acquisition costs	167,157
8,599,844
Net asset acquired:
Cash	$588,533
Trade receivables and other	39,673
ValGold royalty interests	8,217,300
Trade and other payables	(245,662)
$8,599,844

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

4.	ROYALTY, STREAM, AND OTHER INTERESTS (cont’d…)

ValGold acquisition (cont’d…)

The share purchase warrants of ValGold outstanding on the closing date remained exercisable for common shares of the Company at $0.60 per share until October 6, 2019 (Note 9). The fair value of these share purchase was estimated at $0.31 per share or $801,345 using the Black-Scholes option pricing model with assumptions as follows: risk-free interest rate of 2.07%, expected annual dividend yield of 2.07%, expected stock price volatility of 73%, expected life of 1.1 years, and forfeiture rate of 0%. The Company acquired the following non-current assets:

Garrison

A 2.0% NSR royalty payable by O3 Mining Inc. (“O3”) on the claims for (a) the Garrcon and Jonpol properties and (b) the eastern portion of the 903 Zone within its wholly-owned Garrison Project, which consists of a portfolio of properties spanning along the Destor-Porcupine Fault Zone in Ontario, Canada.

Los Platos

A 1.5% NSR royalty on the Los Platos exploration project located in Venezuela.

Tower Mountain project

The Tower Mountain project located in Ontario, Canada is wholly-owned by ValGold, who has completed an Independent Mineral Resource Estimation report in February 2006 indicating inferred resource of 151,000 ounces in a bulk tonnage model within 7,150,000 tonnes at an average grade of 0.66 grams per tonne gold. The Company entered into a sale agreement to sell the Tower Mountain project to the original owner for $150,000 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty on the property (Note 14).

Akasaba West acquisition

In May 2018, the Company completed the acquisition of a 2.0% NSR royalty payable by Agnico Eagle Mines Limited (“Agnico”) on its Akasaba West Mine for $250,000. There is an exemption on the first 210,000 ounces of gold produced and Agnico maintains its buy-back right of 1.0% for US$7,500,000. The Company incurred $12,572 of acquisition costs.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

4.	ROYALTY, STREAM, AND OTHER INTERESTS (cont’d…)

Coeur acquisitions

In July 2017, the Company completed the acquisition of three royalty and one silver stream interests from Coeur Mining Inc. (“Coeur”) for the following consideration: (a) 14,546,597 common shares of the Company, valued at $0.54 per share on July 31, 2017 or $7,855,161, and (b) an unsecured convertible debenture in the principal amount of $8,332,041 or US$6,677,476 (Note 7).

In addition to the three NSRs on the Joaquin project, Zaruma gold mine, and the Puchuldiza project (2.0%, 1.5%, and 1.5%, respectively), the Company acquired a silver stream interest, which is related to contained silver within the metals concentrate produced at the Endeavor mine in Australia. Under terms of the stream arrangement, the Company will have operating cost contribution of US$1.00 for each ounce (“oz.”) of payable silver, indexed annually for inflation (currently at US$1.35), plus a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce. In accordance with the agreement, Metalla will have the right to buy 100% of the silver production up to 20,000,000 oz. The purchase price allocation for the Coeur acquisitions is as follow:

Considerations paid:
Common shares issued	$7,855,161
Convertible debenture payable	8,332,041
Acquisition costs	110,321
16,297,523
Net asset acquired
Receivables	$563,882
Endeavor stream interest	9,061,929
Coeur royalty interests	6,903,406
Accounts payable and accrued liabilities	(231,693)
$16,297,523

During the year ended May 31, 2019, the Company received $105,273 (2018 - $240,296) related to one of the royalty interests acquired due to the reactivation of Core Gold Inc.’s subsidiary. The payments received have been recognized against the carrying amount.

Matamec acquisitions

In June 2017, the Company completed the acquisition of an additional 1% net smelter return (“NSR”) royalty interest (totaling 2%) on the Holye Pond extension property and a 1% NSR royalty interest on the Montclerg property located northeast of Goldcorp’s Hoyle Pond mine from Matamec Exploration Inc. (“Matamec”). for the following consideration: (a) $500,000 and (b) 2,000,000 units (valued at $0.50 per share on May 30, 2017 or $1,000,000), where each unit consists of one common share of the Company and one-half share purchase warrant; and each full share purchase warrant is exercisable at $0.75 for two years. The Company incurred $13,728 of acquisition costs.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

5.	INVESTMENT IN SILVERBACK

	May 31	May 31
	2019	2018
Opening balance	$2,412,873	$2,558,528
Income in Silverback for the period/year	92,843	168,778
Distribution	(314,285)	(314,433)
Ending balance	$2,191,431	$2,412,873

The Company, through its wholly-owned subsidiary, holds 15% interest in Silverback Ltd. (“Silverback”), who is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine (“NLGM”) silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given terms of the shareholders’ agreement governing the policies over operations and distributions to shareholders, the Company’s judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate.

Summarized financial information for the years ended May 31, 2019 and 2018 of Silverback is as follow:

	Year ended	Year ended
	May 31	May 31
	2019	2018
Current assets	$545,114	$516,810
Non-current assets	4,374,903	5,473,564
Total assets	4,920,017	5,990,373
Total liabilities	(216,535)	(103,242)
Revenue from stream interest	2,092,308	2,509,082
Depletion	(1,365,079)	(1,282,191)
Net income and comprehensive income for the year	$618,953	$1,125,187

6.	TRADE AND OTHER PAYABLES

	May 31	May 31
	2019	2018
Trade payables and accrued liabilities	$1,126,982	$333,705
Income taxes payable	483,480	23,301
	$1,610,462	$357,006

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

7.	LOANS PAYABLE

	Coeur
As at May 31, 2019	debenture	Other	Total
Opening balance	$8,831,653	$-	$8,831,653
Additions	-	2,633,733	2,633,733
Inducements	-	(182,971)	(182,971)
Interest expense	210,712	278,746	489,458
Repayments	(1,944,775)	-	(1,944,775)
Settlements	(7,199,123)	-	(7,199,123)
Currency translation adjustments	101,533	69,467	171,000
Ending balance	$-	$2,798,975	2,798,975
Less: current portion	-	2,798,975	2,798,975
Long term portion	$-	$-	$-

	Coeur
As at May 31, 2018	debenture	Other	Total
Opening balance	$-	$15,067	$15,067
Additions	8,332,041	-	8,332,041
Interest expense	356,798	-	356,798
Repayments	(173,695)	(15,067)	(188,762)
Currency translation adjustments	316,509	-	316,509
Ending balance	8,831,653	-	8,831,653
Less: current portion	178,980	-	178,980
Long term portion	$8,652,673	$-	$8,652,673

In March 2019, the Company entered into a convertible loan facility of $12,000,000 with Beedie Capital (“Beedie”) to fund acquisitions of new royalties and streams. The facility consists an initial advance of $7,000,000, with the remaining $5,000,000 available for subsequent advances in minimum tranches of $1,250,000. The facility carries an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due 48 months after the date the financing is completed. At the option of Beedie, principal outstanding can be convertible into common shares of the Company at a conversion price of $1.39 per share. The Company drew down the initial advance of $7,000,000 subsequently (Note 14).

In October and December 2018, the Company entered into four loan arrangements for aggregate proceeds of $2,623,733 or US$2,000,000, where each has a stated rate of 5% per annum and a term of one year. The Company provided the lenders in aggregate an origination discount of $79,012 or US$60,000 and 600,000 share purchase warrants exercisable at $0.85 per share for two years, valued at $103,959. The principal and interest balance were repaid in full subsequently (Note 14).

In July 2017, the Company entered into a convertible debenture agreement for $8,332,041 or US$6,677,476 with Coeur Mining, Inc. (“Coeur”), in connection with the acquisition of certain royalty and stream interests from Coeur, which has a stated rate of 5% per annum payable every six months and a term of ten years. The principal balance of the convertible debenture will automatically be converted into common shares of the Company at the time of future equity financings or future asset acquisitions and enables Coeur to maintain a 19.9% interest in the Company until the outstanding principal balance is either converted in full or otherwise repaid. During the year ended May 31, 2019, the Company issued 9,229,644 (2018 - Nil) common shares, valued at $0.78 or $7,199,123 (2018 - $Nil), on conversion of the debenture owed to Coeur.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

8.	INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	May 31	May 31
For the years ended	2019	2018
Loss before income taxes	$(2,087,058)	$(2,364,442)
Canadian federal and provincial income tax rates	27.00%	26.41%
Expected income tax recovery at statutory income tax rate	(538,035)	(624,537)
Difference between Canadian and foreign tax rate	(14,573)	(36,345)
Permanent differences	246,212	(69,865)
Changes in unrecognized deferred tax assets	721,316	266,868
Other adjustments	(58,489)	661,193
Total income tax expense	$356,431	$197,314

Current income tax expense	$408,524	$-
Deferred income tax expense (recovery)	$(52,093)	$197,314

The composition of the Company’s net deferred income tax asset (liability) that has been recognized is as follows:

	May 31	May 31
Deferred income tax assets (liabilities)	2019	2018
Deferred tax assets:
Mineral expenditures and capital assets	$1,519,734	$1,486,243
Share issue costs	182,079	76,109
Non-capital losses and others	3,437,319	2,668,970
	5,139,132	4,231,322
Unrecognized deferred tax assets	(5,139,132)	(4,231,322)
Deferred tax liabilities	(145,221)	(197,314)
Net deferred income t ax asset (liability)	$(145,221)	$(197,314)

The Company’s significant temporary differences, unused tax credits, and unused tax losses that have not been recognized as deferred income tax assets are as follows:

	May 31	Expiry	May 31	Expiry
	2019	date range	2018	date range
Mineral expenditures and capital assets	$5,752,246	No expiry date	$5,628,645	No expiry date
Share issue costs	674,367	2022 to 2024	281,884	2021
Non-capital losses and other	15,487,395	2026 to 2039	12,383,172	2026 to 2038

Tax attributes are subject to review, and potential adjustments, by tax authorities.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

9.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

Issued share capital

In December 2018 and January 2019, the Company completed a non-brokered private placement for $6,824,070 by issuing 8,748,808 units at $0.78 per unit. Each unit consisted of one common share and one-half share purchase warrant, where each full warrant is exercisable at $1.17 per share for two years, subject to acceleration if the share price is at or above $1.50 per share for ten consecutive trading days. Under the relative fair value method, the warrants were assigned a fair value of $400,137. The Company paid and/or accrued share issue costs of $442,143 and issued 441,240 underwriter’s warrants (valued at $90,769) exercisable at $0.78 per share for two years.

During the year ended May 31, 2019, the Company issued 48,366,090 (2018 - 18,552,764) common shares pursuant to the acquisitions of royalty interests, conversion on loan payable, vesting of RSUs, and exercise of share purchase warrants and options.

Restricted share units

The Company has adopted a restricted share unit (“RSU”) plan approved by the Company’s shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 2% of the issued common shares of the Company updated annually. The vesting terms, if any, are determined by the Company’s Board of Directors at the time of issuance. During the year ended May 31, 2019, the Company granted 214,000 (2018 - 48,000) RSUs, which vested immediately.

Stock options

The Company has adopted a stock option plan approved by the Company’s shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The vesting terms, if any, are determined by the Company’s Board of Directors at the time of the grant.

The continuity of stock options for the years ended May 31, 2019 and 2018 are as follows:

		Weighted average
	Outstanding	exercise price
Balance at May 31, 2017	4,100,000	$0.32
Granted	3,400,000	0.58
Exercised	(1,333,333)	0.29
Expired/cancelled	(395,833)	0.55
Balance at May 31, 2018	5,770,834	0.47
Granted	3,050,000	0.77
Exercised	(133,333)	0.36
Balance at May 31, 2019	8,687,501	$0.57

As at May 31, 2019, the weighted average remaining life of the stock options outstanding was 3.50 (2018 - 3.92) years.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

9.	SHARE CAPITAL (cont’d…) Stock options (cont’d…)

The Company’s outstanding stock options as at May 31, 2019 are as follows:

	Exercise
Expiry date	price	Outstanding	Exercisable
Jul 15, 2021	$0.21	1,333,334	1,333,334
Nov 15, 2021	0.30	100,000	100,000
Nov 30, 2021	0.33	466,667	466,667
Mar 06, 2022	0.58	412,500	412,500
Jul 31, 2022	0.54	1,825,000	1,825,000
Mar 01, 2023	0.64	1,500,000	1,000,000
Sep 18, 2023	0.73	1,550,000	387,500
Jan 04, 2024	0.81	1,500,000	-
Total		8,687,501	5,525,001

Share purchase warrants

The continuity of share purchase warrants for the years ended May 31, 2019 and 2018 are as follows:

		Weighted average
	Outstanding	exercise price
Balance at May 31, 2017	10,514,168	$0.60
Exercised	(2,624,834)	0.49
Balance at May 31, 2018	7,889,334	0.64
Issued	8,032,467	0.94
Exercised	(8,168,011)	0.64
Expired/cancelled	(990,167)	0.67
Balance at May 31, 2019	6,763,623	$0.99

The Company’s outstanding share purchase warrants as at May 31, 2019 are as follows:

	Exercise
Expiry date	price	Outstanding
Oct 06, 2019	$0.60	1,055,760
Nov 08, 2020	0.85	525,000
Dec 05, 2020	0.85	75,000
Dec 21, 2020	1.17	2,397,675
Jan 04, 2021	1.17	2,243,522
Aug 11, 2021	0.45	383,333
Aug 30, 2021	0.45	83,333
Total		6,763,623

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

9.	SHARE CAPITAL (cont’d…)

Share-based payments

During the year ended May 31, 2019, the Company granted 3,050,000 (2018 - 3,400,000) stock options to employees, directors, officers, and consultants of the Company. For the fair value method for share-based payments, the Company determined the fair value of the options granted to be $1,132,624 or $0.37 per option (2018 - $1,211,939 or $0.36). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	May 31	May 31
Weighted average:	2019	2018
Risk free interest rate	2.05%	1.65%
Expected dividend yield	2.35%	0.00%
Expected stock price volatility	67%	74%
Expected life in years	5	5
Forfeiture rate	0%	0%

In accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $917,571 (2018 - $803,946) with offsetting credit to reserve for the year ended May 31, 2019.

During the year ended May 31, 2019, the Company issued 214,000 (2018 - 48,000) RSUs to directors and officers of the Company. For the fair value method for share-based payments, the Company determined the fair value of the RSUs issued to be $166,900 or $0.78 per share (2018 - $28,800 or $0.60 per share).

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
Year ended May 31, 2019	or fees	payments	Total
Management	$907,230	$386,013	$1,293,243
Directors	160,066	517,430	677,496
	$1,067,296	$903,442	$1,970,739

	Salary	Share-based
Year ended May 31, 2018	or fees	payments	Total
Management	$356,143	$398,933	$755,076
Directors	95,833	375,094	470,927
	$451,976	$774,027	$1,226,003

As at May 31, 2019, the Company had $407,284 (2018 - $70,833) due to directors and management related to salary or fees, which have been included in accounts payable and accrued liabilities.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS Significant non-cash investing and financing activities

During the year ended May 31, 2019, the Company:

a)	issued 10,123,077 common shares, valued at $7,181,444 for the acquisition of the Santa Gertrudis NSR (Note 4);
b)

issued 9,659,926 common shares and reserved 2,616,831 common shares for outstanding share purchase warrants of ValGold with an aggregate value of $8,432,687, for net assets acquired form ValGold (Note 4);

c)	issued 2,619,000 common shares, valued at $2,717,600, for the acquisition of the 15 Mile Stream NSR (Note 4);
d)	issued 8,219,099 common shares, valued at $9,534,050, for the acquisition of the Alamos NSRs, options, and other (Note 4);
e)	issued 9,229,644 common shares, valued at $7,199,122, on conversion of the debenture owed to Coeur (Note 7);
f)	issued 600,000 share purchase warrants, valued at $103,959, as loan inducements (Note 7);
g)	issued 441,240 underwriter’s warrants, valued at $90,769, as share issue costs (Note 9);
h)	reallocated $26,892 from reserves for 133,333 stock options exercised; and
i)	reallocated $1,598,377 from reserves for 8,168,011 share purchase warrants exercised.

During the year ended May 31, 2018, the Company:

a)	issued 14,546,597 common shares and a convertible debenture, with aggregate value of $16,187,203, for net assets acquired form Coeur (Note 4);
b)	reallocated $1,035,820 of deferred acquisition costs to royalty and stream interests on the closing of the Matamec acquisition (Note 4);
c)	reallocated $406,841 from reserves for 1,333,333 stock options exercised; and
d)	reallocated $353,097 from reserves for 2,624,834 share purchase warrants exercised.

12.	FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	May 31	May 31
	2019	2018
Financial assets
Amortized cost:
Cash	$4,603,062	$4,817,357
Fair value through profit or loss:
Receivables from provisional sales	129,960	217,054
	$4,733,022	$5,034,411
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$1,126,982	$333,705
Loans payable	2,798,975	8,831,653
	$3,925,957	$9,165,358

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

12.	FINANCIAL INSTRUMENTS (cont’d…)

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a)	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
b)	Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
c)	Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at May 31, 2019, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$129,960	$-	$129,960

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at May 31, 2019 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2019 AND 2018

12.	FINANCIAL INSTRUMENTS (cont’d…)

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non-current liability are disclosed in Note 7. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada and Australia and incurs expenditures in currencies other than the Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at May 31, 2019, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $8,100 in the Company’s pre-tax income or loss.

13.	COMMITMENTS

The Company may be required to make payments in cash and/or common shares related to its royalty interests (Note 4), including milestone payments subject to certain triggers being met related to the IEPI royalty portfolio acquisition (please refer to the Company’s audited consolidated financial statements for the year ended May 31, 2018).

14.	EVENTS AFTER THE REPORTING DATE

Subsequent to May 31, 2019, the Company:

a)	amended the terms of the purchase and sale agreement of the Alamos acquisitions to acquire the Orion NSR royalty (Note 4);

b)

acquired an additional 3.0% NSR royalty on St. Barbara’s 15 Mile Stream project for $2,000,000; $500,000 of which was paid on signing of the agreement and $1,500,000 which is conditional upon the achievement of certain milestones (Note 4);

c)	entered into a sale agreement to sell the Tower Mountain project (Note 4);

d)	drew down the initial advance of $7,000,000 on its facility with Beedie (Note 6); and

e)	repaid in full the third-party loans with an aggregate principal balance of US$2,000,000 (Note 6).